Exhibit 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF)
151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222	Jianwai SOHO, Building 17, Suite 601 39 East Third Ring Road Dong San Huan Zhong Lu Beijing 100022 China Tel: 86.10.5160.0152 Fax: 86.10.5160.1801
www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2009

April 30, 2010

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 30, 2010, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the years ended December 31, 2009 and 2008, which have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts are in Canadian dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable year.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Summary Description of Lingo Media

Lingo Media is a diversified online and print-based education products and services corporation focused on English language learning (“ELL”) on an international scale through Lingo Learning Inc., a print-based publisher of ELL programs in China, Speak2Me Inc. (“Speak2Me”), a free-to-consumer online ELL community and Parlo Corporation (“Parlo”), a fee-based language training and assessment platform.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of 300 million students.  The Company continues to broaden its presence in China as well as other major English language learning markets, to provide access to world-class English learning and training solutions on a global scale.

As of December 31, 2009, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning platform that will be offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates the largest online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. In addition, Speak2Me earns royalty income from its distributor through the selling of its stand-alone English language learning CD-ROM products in China.

To further leverage its lesson library and technology platform, the Company is expanding its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  These fee-based training services will be available under the brand Parlo.  Lingo Media is planning to introduce an off-the-shelf product, Parlo Business English that incorporates a reporting platform, Learning Management System (LMS), as part of the training solution by April 2010. The Company will also offer customized solutions to tailor to client’s needs, as well as, a consumer website that will target individuals internationally. Parlo will earn its revenues from subscription and licensing fees.

Print-Based English Language Learning
The Company continues to expand its business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 325 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009. Upon final payment, the Company received the Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

Recent Developments

In the fourth quarter of fiscal year 2009, the Company’s wholly-owned subsidiary, Parlo signed an interim joint venture partnership agreement (“Interim Agreement”) with Lion King (International) Education Group (“LKE”) to jointly launch training and assessment services in China. LKE and Parlo are jointly developing and plan to market an English language training and assessment solution aimed at the adult market in China. The joint venture plans to market, launch and distribute its portfolio of products of English training programs  from a first Beijing-based  training center and then through expansion to LKE’s 80 schools in 30 cities across China starting in 2010. The Interim Agreement is subject to LKE and Parlo entering into a formal agreement relating to the joint venture.

In 2009, Parlo along with its joint venture partner LKE announced the signing of China Southern Airlines as the first corporate training client for its English language training service.  The Parlo solution repurposed China Southern’s training manuals to create nearly 150 lessons which teach cabin crews to deliver English announcements and to handle conversations with passengers and international support staff. The solution integrates Parlo’s proprietary speech-recognition system to train and test pronunciation. Animated avatars take the place of live instructors for a fully-scalable simulated solution.

Subsequent to December 31, 2009, the Company retained Alliance Advisors, LLC ("Alliance Advisors") to conduct its investor relations and media awareness programs.  Alliance Advisors will receive an average monthly payment of $7,000.  In addition, Lingo Media has granted Alliance Advisors incentive stock options to purchase 100,000 common shares of the Company at $1.75 per share. The Stock Options will vest in accordance with Lingo Media's stock option plan and expire on or before February 1, 2015.

On March 24, 2010, the Company announced the appointment of Michael O’Connor to its board of directors increasing its number of directors to eight. Mr. O’Connor possesses over twenty years of experience in economics, finance and mergers and acquisitions in telecommunications and transportation.  He began his career at the Economic Council of Canada/School of Policy Studies Queens University conducting studies of Government’s Impact on Competitiveness in these two sectors.  Mr. O’Connor went on to be the founder of the Center for Economic and Financial Analysis, a division of the Science Applications International Corporation (SAIC), based in San Diego California and Virginia,.SAIC is one of the largest consultancy companies in the U.S. with over 45,000 employees.

On April 1, 2010, the Company borrowed $300,000 bearing interest at 9% per annum payable monthly.  The loan is unsecured and is due on July 2, 2011.

On April 13, 2010, the Company announced the launch of Parlo, its new fee-based, online English training and assessment service in China targeting corporations, governments and educational and training institutions. Since acquiring Parlo in September 2009, Lingo Media has focused on implementing its proprietary technology and has launched the brand to serve as an ELL online training service. This fee-based training solution provides interactive lessons with a virtual instructor and other online language learning services. Parlo now offers a comprehensive reporting management system to monitor employee and student skill levels and progress.  Parlo was redesigned by incorporating Lingo Media’s state-of-the-art speech recognition and avatar-based ELL lessons with a robust and highly customizable Learning Management System.  The training service features a wide range of English lessons resulting in an overall suite of solutions that meet the demand of multiple target markets in China, regardless of the industry or the size of the organization.  Parlo’s first product, Parlo Business English (www.parlobusiness.com) consists of eight learning stages of varying degrees of difficulty.  Each learning stage has five levels, totaling 40 levels of proficiency.  Parlo will earn revenues through the sale of licenses per seat with a graduating pricing schedule based on the number of users and the length of the course.

Revenue Recognition Policy

Lingo Media earns advertising revenue through Speak2Me, a new media company focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Parlo earns training revenue by developing and hosting online English language learning lessons for its customers of which some are industry specific and tailored to the client’s needs.  Revenue is recognized evenly over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education publisher, on the following basis:

•  Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China; and

•  Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues from Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis (June 30th and December 31st), as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties.

Overall Performance

China

Online English Language Learning

Speak2Me continues to provide sponsored Conversational Advertising™ lessons on www.speak2me.cn.  In 2009, the website featured lessons for Mercedes Benz smart fortwo’s advertising campaign from the second contract.  Each lesson was available on the Speak2Me platform for a one month period and as of December 31, 2009, six of the twelve lessons have been featured.  The remaining lessons will be featured on the website according to the determined delivery schedule which will be completed in 2010.  Revenue earned from Conversational Advertising™ for the year ended December 31, 2009 was $201,693 compared to $nil for December 31, 2008.

Speak2Me has suites of English language learning CD-ROM product that are being distributed in China, Speak2Me earns royalty revenue from its distributor.  Revenue recognized for the year ended December 31, 2009 was $159,999 compared to $nil for December 31, 2008.

The development work for www.speak2me.cn was completed as of June 30, 2009. Functionalities and the viral marketing capabilities are already in place and will be able to enhance the attractiveness of the website and retain more users.  Going forward, minimal maintenance and updates are required.

The Company continues to expand its offerings of English language learning products and services to leverage and capitalize on the Company’s technology and position in this industry.   The Company started development of Parlo’s fee-based training solutions for corporations, governments, educational institutions, and consumers in 2009 and recently launched this product in April 2010.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,095,994 for the year ended December 31, 2009 compared to $967,908 for 2008.  This increase is a result of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With more than 325 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP, continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through product revisions and updated editions of its existing titles.

According to the Company’s current practice of recording revenues from PEP, Lingo Media does not recognize revenues from its print-based English language learning business in Q1 and Q3.  Revenues from PEP for the year ended December 31, 2009 were $1,095,994 compared to $967,908 for fiscal 2008, and $877,706 for fiscal 2007.

Canada

Discontinued Operations

In Canada, Lingo Media earned revenues through A+, its 70.33% owned subsidiary acquired in 2006.  A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Proposal.

All comparative figures have been adjusted to exclude results of the discontinued operations.

Lingo Media had a one-time gain of $367,293 in the first quarter of 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.  There were no additional expenses associated with discontinued operations subsequent to the first quarter of 2009.

Contributions have been made by the Company according to the pre-determined schedule of the Proposal.  During the year the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at December 31, 2009 Lingo Media had working capital of $124,863 compared to working capital of $1,795,838 as at December 31, 2008 and working capital of $208,207 for the period ended December 31, 2007.  Loss from continuing operations for the year ended December 31, 2009 was ($2,959,145) compared to ($2,311,474) for the year ended December 31, 2008 and ($632,192) for the year ended December 31, 2007. Gain from discontinued operations for the year ended December 31, 2009 was $367,293 compared to a loss from discontinued operations of ($1,571,369) for the year ended December 31, 2008 and ($292,848) for the year ended December 31, 2007. Net loss for the year ended December 31, 2009 was ($2,591,852) compared to net loss of ($3,882,843) for the year ended December 31, 2008 and ($925,040) for the year ended December 31, 2007.

	2009	2008	2007
Revenue
Print-Based English Language Learning	1,095,994	969,128	879,626
Online English Language Learning	370,702	-	-
Net Loss from Continuing Operations	(2,959,145)	(2,311,475)	(632,192)
Loss per Share, Basic and Diluted:
Continuing Operations	$(0.24)	$(0.22)	$(0.11)
Net Gain/(Loss) from Discontinued Operations	367,293	(1,571,369)	(292,848)
Net Loss	(2,591,852)	(3,882,843)	(925,040)
Loss per Share, Basic and Diluted:
Net Loss	$(0.26)	$(0.37)	$(0.16)
Total Assets	5,703,152	8,526,792	8,162,401
Long Term Debt	564,997	564,997	768,028
Working Capital /	116,821	1,795,838	208,207
Cash (Used) - Continuing Operations	(808,004)	(1,150,318)	(1,077,366)

The Company received Canadian government grants to subsidize certain expenses.  During 2009, Lingo Media received $95,759 (2008 – $110,430, 2007 - $164,545) in government support, relating to its publishing projects in China.  During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense as an estimate of repayment.

The Company had cash on hand as at December 31, 2009 of $201,451 (2008 - $2,279,937, 2007 - $377,127) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services from China, and future equity and/or debt financings to fund its operations.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+’s operations and A+ filed a Proposal.  The Proposal was accepted by A+’s creditors on March 27, 2009 and was subsequently approved by the Superior Court of Justice on April 23, 2009.

Contributions have been made by the Company according to the pre-determined schedule of the Proposal.  During the year, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Results of Operations

Revenue and Margin

Lingo Media earned print-based English language learning revenues in China as follows:

	2009	2008	2007
Revenue	$1,095,994	$969,128	$879,626
Cost of sales	74,565	126,329	113,317
Margin	$1,021,429	$842,799	$766,308
Margin (%)	93%	87%	87%

Revenues from China for the year ended December 31, 2009 are $1,095,994 compared to $969,128 for fiscal 2008, and $877,806 for fiscal 2007. Direct costs associated to revenue from PEP are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of new programs to maintain and increase its royalty revenues.

Publishing revenue from China for the year ended December 31, 2009 increased by 13% compared to fiscal 2008.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2009, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2009	2008	2007
Revenue	$370,702	Nil	Nil
Cost of sales	70,429	Nil	Nil
Margin	$300,273	Nil	Nil
Margin (%)	81%	Nil	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2009	2008	2007
Revenue	Nil	$2,575,559	$3,124,731
Cost of sales	Nil	581,555	645,510
Margin	Nil	$1,994,004	$2,481,141
Margin (%)	---	77%	79%

As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Selling, General and Administrative

Selling, general and administrative expenses increased to $2,231,971 for the year ended December 31, 2009 compare to $2,127,726 for fiscal year 2008 and $946,307 for fiscal year 2007.  This increase was largely due to the expanded operations of Online English language learning services.  As the product development process advanced, the Company began to establish a sales team in China.   Selling, general and administrative expenses for the two segments are segregated below:

Online English Language Learning
As Speak2Me launched their products, selling general and administrative expenses directly related to online English language learning increased to $556,284 for the fiscal year 2009 compared to $490,160 for fiscal year 2008 and $358,948 for fiscal year 2007.  Expenditures in areas such as sales and marketing, travel and administration began to increase.  Administration expenses increased as a result of the increase in the number of employees.  Professional fees also increased as legal fees related to contracts and agreements increased.  Selling general and administrative expenses directly related to online English language learning are as follows:

Online ELL	2009	2008	2007
Sales and marketing	$273,675	$39,737	$4,281
Consulting fees and salaries	101,115	234,357	251,164
Travel	39,126	45,844	26,689
Administration	60,583	82,453	29,698
Premises	26,100	25,467	10,000
Professional fees	50,106	51,111	41,185
Foreign exchange	5,579	11,190	(4,068)
	$556,284	$490,160	$358,948

Print-Based English Language Learning

Selling general and administrative expenses for fiscal year 2009 was $1,678,089 compared to $1,637,567 in fiscal year 2008 and $587,359 for fiscal year 2007.  Consulting fees for the publishing segment consists of contracted writers and editors to update and make revisions to its existing print and audio-based product components to maintain and secure additional sales from its customers.  It also includes personnel expenses on the development of new business within China.  Consulting fees increased to $981,204 from $953,541 in fiscal year 2009 as a result of added staff in the Toronto Head Office and Beijing offices.  Currently, overhead including salaries and executive compensation from the corporate head office are combined as part of the expenses in the print-based publishing business.  The overall activity level within the Company has increased significantly, leading to additional spending  on public relations, legal fees, and higher audit fees. Below is the breakdown of the print-based ELL general and administration fees:

Print-Based ELL	2009	2008	2007
Advertising and promotion	$-	$-	$13,516
Consulting fees and salaries	981,204	953,541	355,784
Travel	144,750	72,483	64,975
Administration	123,209	172,083	170,971
Premises	47,451	91,113	108,145
Foreign exchange	150,351	149,033	(99,436)
Shareholder services	135,288	54,877	45,406
Professional fees	191,595	209,866	92,542
	1,773,848	1,702,997	751,904
Grants	(95,759)	(65,430)	(164,545)
	$1,678,089	$1,637,567	$587,359

For 2008 and 2007, selling, general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $95,759 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expenses.  While the Company is in contact with the government agency, the dispute is ongoing and there are no further updates at this time.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $158,546 as compared to a loss of approximately $160,223 in fiscal 2008, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  In 2008, the Company wrote-down the carrying value of A+, resulting in a gain of $367,293 (2008 - $1,571,369, 2007 - $292,848) to earnings, included in the write-down was $NIL (2008 - $274,852, 2007 - $NIL) in future income tax assets related to it’s A+ subsidiary.

All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(2,902,425) for the year ended December 31, 2009 as compared to $(2,311,474) in 2008 and $(632,192) in 2007.  These losses can be attributed to the two operating segments as shown below:

	2009	2008	2007
Online ELL
Revenue	$370,702	$-	$-
Direct costs	70,429	-	-
Margin	300,273	-	-

Expenses:
General and administrative	556,284	490,160	358,948
Amortization of property and equipment	6,684	12,485	2.976
Amortization of software & web development	1,395,736	-	-
Income taxes and other taxes	12,852	-	-
	1,971,556	502,645	361,924

Segment loss – Online ELL	(1,671,283)	$(502,645)	$(361,924)

Print-Based ELL
Revenue	1,095,994	969,128	879,626
Direct costs	74,565	126,329	113,317
Margin	1,021,429	842,799	766,309

Expenses:
General and administrative	1,678,089	1,637,567	587,359
Inventory write-off	-	15,618	-
Development cost write-down	-	27,915	28,184
Amortization of property and equipment	1,357	3,236	4,025
Amortization of publishing development costs	87,346	128,478	99,805
Income taxes and other taxes	164,399	145,018	127,267
	1,931,191	1,957,832	846,640

Other:
Amortization of property and equipment	8,432	5,522	6,464
Interest and other financial expenses	10,564	95,544	27,077
Stock-based compensation	359,004	252,792	156,395
Deferred cost, investment write-off	-	339,939	-
	378,000	693,797	189,936

Segment loss – Print-Based ELL	(909,762)	(1,808,829)	(270,267)

Net loss from continuing operations	$(2,959,145)	$(2,311,474)	$(632,191)

During the year, the Company continued to invest in its product development and prepared for the launch of its fee-based online training and assessment service.  Majority of its expense consist of selling, general and administrative expenses detailed in the selling, general and administrative section above. The costs of software and content development were capitalized as software and web development costs on the Balance Sheet and began amortization in the second quarter of 2009.

Print-Based English language learning has been operating with significant gross margin.  Its expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  The significant increase in general and administration is due to the increase in spending from the corporate office in respect to Speak2Me and Parlo.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2009, the Company recorded an expense of $359,004 compared to $252,792 during 2008. The increase in this expense is primarily due to additional stock option issued and vested in the year.

Deferred Costs, Investment Write-off

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company was known as Hebei Jintu Education Book Co. Ltd. (“Jintu”). The Company has incurred and advanced a total of $339,939 to the joint venture. The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+. Since A+ has filed a Proposal (Note 10), the Company has written-off its investment in the joint venture.

Net Loss

The Company reported a net loss of ($2,591,852) for the year ended December 31, 2009, as compared to a net loss of ($3,882,843) in 2008.   The loss for 2009 is comprised of the following:

	2009	2008	2007
Operating loss	$(2,959,145)	$(2,311,474)	$(632,192)
Gain/(Loss) from the operations of A+	367,293	(1,571,369)	(632,192)
Write off of goodwill from the acquisition of A+	-	(1,121,131)	-
Net Loss	$(2,591,852)	$(3,882,843)	$(925,040)

The Company incurred taxes of $179,751 for the year ended December 31, 2009 compared to $145,018 in 2008.

Summary of Quarterly Results

	Q1-09	Q2-09	Q3-09	Q4-09

Revenue	$55,320	$654,358	$183,624	$573,394
Income (Loss) Before Taxes from Continuing Operations	(455,135)	(604,573)	(1,035,515)	(873,922)
Net Income (Loss) from Continuing Operations	(455,135)	(691,389)	(1,050,338)	(873,922)
Loss per Basic and Diluted Share - Continuing Operations	$(0.04)	$(0.06)	$(0.08)	$(0.05)
Loss from Discontinued Operations	351,109	-	-	16,184
Net Income / (Loss)	(104,026)	(691,389)	(1,050,338)	(689,379)
Net Income / (Loss) per Basic and Diluted Share	$(0.05)	$(0.06)	$(0.08)	$(0.04)

	Q1-08	Q2-08	Q3-08	Q4-08

Revenue	$-	$393,709	$49,801	$534,311
Income (Loss) Before Taxes from Continuing Operations	(384,625)	(344,441)	(586,006)	(663,208)
Net Income (Loss) from Continuing Operations	(384,625)	(401,404)	(590,701)	(746,568)
Loss per Basic and Diluted Share - Continuing Operations	$(0.04)	$(0.04)	$(0.06)	$(0.07)
Loss from Discontinued Operations	(68,927)	(89,827)	(157,024)	(1,443,767)
Net Income / (Loss)	(453,552)	(491,231)	(747,725)	(2,190,335)
Net Income / (Loss) per Basic and Diluted Share	$(0.05)	$(0.05)	$(0.08)	$(0.21)

	Q1-07	Q2-07	Q3-07	Q4-07

Revenue	$587	$260,595	$913	$617,531
Income (Loss) Before Taxes from Continuing Operations	(238,480)	8,683	(196,807)	(78,321)
Net Income (Loss) from Continuing Operations	(238,480)	(29,103)	(196,807)	(167,802)
Loss per Basic and Diluted Share - Continuing Operations	$(0.06)	$(0.01)	$(0.04)	$(0.02)
Loss from Discontinued Operations	(71,194)	(50,613)	(1,099)	(169,943)
Net Income / (Loss)	(309,674)	(79,716)	(197,906)	(337,745)
Net Income / (Loss) per Basic and Diluted Share	$(0.07)	$(0.02)	$(0.04)	$(0.04)

In the fourth quarter ended December 31, 2009, revenues increased to $573,394 from $534,311 in 2008.  The increase in revenue was attributed to advertising and sponsorship sales from online English language learning and incremental publishing royalties.  Overall revenue for the year increased by 51% from the prior year.  Net loss from continuing operations increased in fourth quarter of 2009, as compared to the same period in 2008 due to increased spending on the expansion of Speak2Me’s operations and the acquisition of Parlo.

PEP continues to be the primary source of revenue for the Company and as such due to the current practice of revenue recognition from PEP, revenues in Q1 and Q3 were either nil or represent adjustments for prior period.  Net loss from continuing operations increased over the quarters in 2009 as additional spending were required to support the expanded operations of Speak2Me and Parlo.

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash and cash equivalents of $201,451 compared to $2,279,937 at the end of 2008.  This decrease resulted from the loss of $2.5 million and an investment of $920,000 for the development of our software and web products.  Accounts and grants receivable of $569,571 were outstanding at the end of 2009 compared to $642,543 at the end of 2008 as the Company collected its receivables faster than in 2008.  88% of the receivables are from PEP, their collection cycle is normally 180 days, and the Company is aware of the collection cycle and as such it does not anticipate an effect on its liquidity.  Total current assets amounted to $847,976 (2008 - $3,117,249) with current liabilities of $723,113 (2008 - $1,321,411) resulting in a working capital of $124,863 (2008 - working capital of $1,795,836).

Cash used for discontinued operation was ($332,700) at the end of 2009 compared to cash provided by discontinued operations was $10,657 for the year ended 2008; this decrease was a result of the payments made to facilitate the Proposal.  This Proposal was filed and approved by creditors of A+ on March 27, 2009 which significantly reduced the liability from the operation.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $95,759 compared to $110,430 during 2008, this amount includes a one-time reduction of $45,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2010	$199,034
2011	39,736
2012	7,572

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

In 2008, the Company had loans payable due to a corporation controlled by one of its officers bearing interest at 12% per annum.  During 2008, the Company received $60,000 and repaid $277,000 (2008 - $277,000) of these loans.  Interest expense related to these loans for 2008 was $18,490

During the year, the Company paid $98,734 (2008 - $41,913) from a corporation with one director in common for rent, administration, office charges and telecommunications.  At December 31, 2009, $8,636 overpayment is recorded as part of accrued liabilities (2008 - $5,888 was in accounts receivable)

During the year, the Company paid $52,371 (2008 - $218,075) in legal fees to a law firm in which a director of the Company was a partner.  These legal fees are included as part of general and administrative expense and share issuance cost within share capital.

During the year, the Company paid $180,000 (2008 - $180,000) for consulting fees to a corporation owned by a director and officer of the Company.

Subsequent Event

On February 2, 2010, the company announced that it had retained Alliance Advisors, LLC ("Alliance Advisors") to conduct its investor relations and media awareness programs.  The consulting agreement between the Company and Alliance Advisors is effective from February 1, 2010 for a period of one year. Alliance Advisors will receive an average monthly payment of $7,000.  In addition, Lingo Media has granted Alliance Advisors incentive stock options (the "Stock Options") to purchase 100,000 common shares of the Company at $1.75 per share. The Stock Options will vest in accordance with Lingo Media's stock option plan and expire on or before February 1, 2015.

On March 24, 2010, the Company announced the appointment of Michael O’Connor to its board of directors increasing its number of directors to eight. Michael O’Connor possesses over twenty years of experience in economics, finance and mergers and acquisitions in telecommunications and transportation.  He began his career at the Economic Council of Canada/School of Policy Studies Queens University conducting studies of Government’s Impact on Competitiveness in these two sectors.  Mr. O’Connor went on to be the founder of the Center for Economic and Financial Analysis, a division of the Science Applications International Corporation (SAIC), based in San Diego California and Virginia. SAIC is one of the largest consultancy companies in the U.S. with over 45,000 employees.

On April 1, 2010, the Company borrowed $300,000 bearing interest at 9% per annum payable monthly.  The loan is unsecured and is due on July 2, 2011.

On April 13, 2010, the Company announced the launch of Parlo, its new fee-based, English training and assessment business in China targeting corporations, governments and educational and training institutions. Since acquiring Parlo in September 2009, Lingo Media has focused on implementing its proprietary technology and has re-launched the brand to serve as an ELL online training service. This fee-based training solution provides interactive lessons with a virtual instructor and other online language learning services. Parlo now offers a comprehensive reporting management system to monitor employee and student skill levels and progress.  Parlo was redesigned by incorporating Lingo Media’s state-of-the-art speech recognition and avatar-based ELL lessons with a robust and highly customizable Learning Management System.  The training service features a wide range of English lessons resulting in an overall suite of solutions that meet the demand of multiple target markets in China, regardless of the industry or the size of the organization.  Parlo’s first product, Parlo Business English (www.parlobusiness.com) consists of eight learning stages of varying degrees of difficulty.  Each learning stage has five levels, totaling 40 levels of proficiency.  Parlo will earn revenues through the sale of licenses per seat with a graduating pricing schedule based on the number of users and the length of the course.

Additional Disclosure

Development Costs

Development costs consist of the following:

	2009	2008
Cost	$1,301,220	$1,431,567
Less: accumulated amortization	(1,277,202)	(1,320,050)
	$24,018	$111,517

Software and Web Development Costs

Software and web development costs consist of the following:

	2009	2008
Cost	$6,153,543	$5,233,187
Less: accumulated amortization	(1,395,736)	-
	$4,757,807	$5,233,187

Property and Equipment

Property and Equipment consist of the following:

2009	Cost	Amortization	Carrying Value
Computer and office equipment	$225,710	$152,359	$73,351

2008	Cost	Amortization	Carrying Value
Computer and office equipment	$200,879	$136,040	$64,839

Disclosure of Outstanding Share Data

As of April 30, 2010, the followings are outstanding:

Common Shares – 12,465,857
Warrants – 2,142,858
Stock Options – 966,962

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2009, the Company has adopted the following Sections issued or amended by the CICA:
Section 3064, Goodwill and Intangible Assets
EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Section 3862 to provide improvements to fair value and liquidity risk disclosures

Adoption of these new accounting standards has no material impact on the amounts reported in the Company’s financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

As a result, the Corporation has developed a plan to convert its consolidated financial statements to IFRS.  Updates regarding the progress of the conversion plan are provided to the Corporation’s Audit Committee on a timely basis.  The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan includes identification of differences in Canadian GAAP and IFRS accounting policies; selection of the Corporation’s ongoing IFRS policies; development of financial statement format and quantification of effects of change in initial IFRS disclosures and 2010 financial statements.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.